Protoniq Acquisition Corp

One World Trade Center, Suite 8500
New York, New York 10007

Telephone: +16464928693

August 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Paul Cline

Re:	Protoniq Acquisition Corp
Withdrawal of Registration Statement on Form S-1
Filed on July 27, 2022
File No. 333-266342

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Protoniq Acquisition Corp (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-1 together with all amendments and exhibits thereto (File No. 333-266342), initially filed with the Securities and Exchange Commission (the “Commission”) confidentially on June 8, 2022, and publicly on July 27, 2022 (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because the Company does not intend to proceed with the proposed public offering under the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities were issued or sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s counsel Andrew M. Tucker of Nelson Mullins Riley & Scarborough LLP via email at andy.tucker@nelsonmullins.com or via facsimile at (202) 689.2860. Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this withdrawal or if you require any additional information, please contact Andrew M. Tucker at (202) 689.2987. Thank you for your assistance.

Very truly yours,

Protoniq Acquisition Corp

By:	/s/ Babar Ali
Babar Ali
Chief Executive Officer

cc:

Andrew M. Tucker

Nelson Mullins Riley & Scarborough LLP